FORTUNE INDUSTRIES, INC.

6402 CORPORATE DRIVE

INDIANAPOLIS, INDIANA 46278

Telephone: (615) 665-9060

Facsimile: (615) 312-1001

November 13, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fortune Industries, Inc.
Schedule 13E-3
File No. 005-50301
Filed May 29, 2012
Preliminary Proxy Statement on Schedule 14A
File No. 001-32543
Filed May 22, 2012
Schedule 13D/A filed by Carter M. Fortune, et al.
Filed May 11, 2007
File No. 005-50301

Dear Mr. Spirgel:

Fortune Industries, Inc. (the “Registrant”) acknowledges receipt of the Commission’s letter dated June 27, 2012, with respect to the filings referenced above. The Registrant further acknowledges receipt of a supplemental oral comment on October 24, 2012, from Kate Beukenkamp, Attorney-Advisor of your office. By way of information, the Registrant submitted each of the referenced filings on the dates indicated above. Subsequent to those filings the Registrant was approached by an unrelated, unaffiliated third party which made an offer for a substantially different transaction than had been addressed in the above filings. Following preliminary negotiations Registrant determined that further negotiations and due diligence were appropriate, and that process began and continues at this time. A current report on Form 8K was filed announcing the entry into a material contract in connection with the negotiations. Counsel for the Registrant telephonically informed Ms. Beukenkamp of the new negotiations and possible deal structure on approximately September 27, 2012.

Securities and Exchange Commission November 13, 2012 Page 2

Ms. Beukenkamp provided the above referenced oral comment and requested that Registrant respond promptly rather than waiting to respond to comments which Registrant anticipates after it has filed a revised preliminary proxy statement on Schedule 14A describing the newly proposed transaction. The Registrant’s response to the oral comment is set forth below. Registrant’s counsel’s understanding of the Staff’s oral comment, is also printed below for the convenience of the Staff’s review.

Oral Comment Please explain why Registrant believes that the revised transaction as described to the Staff would not be subject to Rule 13e-3 and would not require the filing of a Schedule 13E-3.

Response

Background information and structure of original transaction (“Original Transaction”).

Registrant believed the Original Transaction was subject to Rule 13e-3 based on the original proposed structure, which is briefly described herein. A newly formed independent corporation would merge with and into a newly created subsidiary of the Registrant. As part of that merger transaction, the present holders of 500 or fewer shares of Registrant’s common stock would have their shares converted into the right to receive cash and they would cease to be shareholders of the Registrant. Holders of 501 or more shares of Registrant stock would retain those shares. As a result of that transaction, Registrant would have fewer than 300 shareholders of record and would cease being an issuer required to be registered with the Securities and Exchange Commission (“SEC”) pursuant to the provisions of the Securities Exchange Act of 1934 (“Exchange Act”). For a more detailed description of the Original Transaction see the Merger Agreement at page 41 of the initial preliminary proxy filed on May 22, 2012 (“Initial Preliminary Proxy”).

The Registrant believed the Original Transaction was within the purview of Rule 13e-3, which provides:

(3)  A "Rule 13e-3 transaction" is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section;

(i) The transactions referred to in paragraph (a)(3) of this section are:

(A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

Securities and Exchange Commission November 13, 2012 Page 3

(C) A solicitation subject to Regulation 14A [§§240.14a-1 to 240.14b-1] of any proxy, consent or authorization of, or a distribution subject to Regulation 14C [§§240.14c-1 to 240.14c-101] of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

(ii)  The effects referred to in paragraph (a)(3) of this section are:

(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§240.12g-4) or Rule 12h-6 (§240.12h-6), or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 (§240.12h-6); or suspension under Rule 12h-3 (§240.12h-3) or section 15(d); or

(B)  Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. (Emphasis added).

Registrant believes that the purposed Original Transaction came within the provisions of Rule 13e-3(i)(C). It is clear that: (i) a proxy solicitation subject to Regulation 14A was involved and (ii) one of the purposes of the Original Transaction was to allow Registrant to be eligible to cease being an SEC reporting company and cease being traded on the NYSE MKT. Therefore, the Original Transaction came within the provisions of Rule 13e-3(ii)(A) and Rule 13e-3(ii)(B).

Background information and structure of currently proposed transaction (“Current Proposed Transaction”).

While certain terms are still being negotiated and certain steps must be taken before a definitive agreement can be executed, Registrant believes that the description below is the structure of the Current Proposed Transaction which will ultimately be agreed upon and presented to Registrant’s shareholders for consideration and approval.

Securities and Exchange Commission November 13, 2012 Page 4

Registrant will form a new wholly owned limited liability company subsidiary (“Merger Sub”) to be merged with Ide Management Group, LLC, a Tennessee limited liability company (“IMG”) with IMG to be the surviving entity. Prior to the merger, IMG will cause to be transferred all, or substantially all, of the assets of its affiliates (under common control) to IMG. IMG will merge with Merger Sub, with IMG being the surviving entity. As part of that merger, the owner of IMG will receive authorized but unissued shares of the Registrant’s common stock equal to at least eighty percent (80%) of the authorized and issued common shares of Registrant. Those common shares will not be registered under the Securities Act of 1933 (“Securities Act”) and will therefore be restricted shares within the meaning of the Securities Act. The currently outstanding shares of Registrant will remain outstanding, and the current shareholders of Registrant, regardless of the number of shares they own, will continue to be shareholders of Registrant. This part of the transaction will not reduce the number of shareholders of record of Registrant. Immediately following the merger, CEP, which was a party to the Original Transaction and has consented to the modified transaction described herein, will acquire the subsidiaries currently owned by the Registrant, including the Registrant’s professional employer organization (“PEO”) subsidiaries, in exchange for CEP surrendering all of the Registrant’s issued and outstanding Class C Preferred shares previously owned by the estate of Carter Fortune plus all of the common shares owned or controlled by the Carter Fortune Trust. (The Class C Preferred shares and the common shares owned and controlled by the Carter Fortune Trust are collectively referred to herein as the “Fortune Shares.”) In addition, the Registrant common shares owned by Tena Mayberry and Randy Butler, the current chief executive officer and chief financial officer of Registrant respectively, will be tendered to the Registrant as part of the consideration for acquisition of the PEO subsidiaries. Immediately prior to the merger transaction, CEP will be the record holder of the Fortune Shares, as well as those shares held by Tena Mayberry and Randy Butler, pursuant to written agreements previously filed with the Commission. All of the shares tendered by CEP to the Registrant in connection with the subsidiary acquisition will be canceled and cease being authorized or outstanding.

The combined transaction will increase the number of Registrant’s common shares outstanding, will not change the number of record holders of Registrant’s common shares, and will not result in the Registrant ceasing or being eligible to cease being an issuer subject to the reporting requirement of the Exchange Act. In addition, it is currently anticipated that the Registrant will make every effort to continue to have its common shares continue to be listed with and have its common shares continue to be traded on the NYSE MKT.

Registrant believes that the Current Proposed Transaction is not a transaction subject to or intended to be subject to the provisions of Rules 13e-3. As noted above, Rule 13e-3 provides:

(3)  A "Rule 13e-3 transaction" is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section;

(i) The transactions referred to in paragraph (a)(3) of this section are:

Securities and Exchange Commission November 13, 2012 Page 5

(A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(C) A solicitation subject to Regulation 14A [§§240.14a-1 to 240.14b-1] of any proxy, consent or authorization of, or a distribution subject to Regulation 14C [§§240.14c-1 to 240.14c-101] of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

(ii)  The effects referred to in paragraph (a)(3) of this section are:

(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§240.12g-4) or Rule 12h-6 (§240.12h-6), or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 (§240.12h-6); or suspension under Rule 12h-3 (§240.12h-3) or section 15(d); or

(B)  Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. (Emphasis added).

The Current Proposed Transaction will not make Registrant’s equity securities eligible for termination of registration under the provisions of the Exchange Act. There will be no reduction in the number of shareholders of record. Based on the information currently available, when the Registrant after the consummation of the Currently Proposed Transaction is compared to the Registrant prior to the consummation of that transaction, the post transaction Registrant will have: (i) a greater number of shares outstanding, (ii) will have a virtually identical number of shareholders of record, (iii) will have greater assets and (iv) based on current projections, will have greater earnings. In addition, Registrant has made inquiry and Ide has indicated that it has no intention of engaging in a reverse stock split, freeze out merger or other similar transaction that would make Registrant eligible to cease its registration with the SEC under the Exchange Act.

Securities and Exchange Commission November 13, 2012 Page 6

Registrant recognizes that the Currently Proposed Transaction comes within the provisions of Rule 13e-3(i)(C) and arguably even Rule 13e-3(i)(A). However, a transaction is only a Rule 13e-3 Transaction if it has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) listed above. Since the Currently Proposed Transaction has no such purpose or likelihood, Registrant believes that the Currently Proposed Transaction is not a Rule 13e-3 Transaction.

We appreciate the Commission’s attention to the Registrant’s situation and revised transaction structure. Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (615) 665-9060.

Sincerely,
FORTUNE INDUSTRIES, INC.

By:	/s/ Randy Butler
Randy Butler
Chief Financial Officer

Enclosures

cc:	Jeffrey B. Bailey, Esq., Counsel to Fortune Industries, Inc.
Trace Blankenship, Esq., Counsel to CEP, Inc.